TENTATIVE LABOUR AGREEMENT REACHED AT NORTHGATE’S KEMESS MINE

VANCOUVER, February 14, 2008 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) announced today that it has reached a tentative agreement on a new three-year collective agreement with the International Union of Operating Engineers Local 115 (the "Union"), representing the 300 production and maintenance employees at its Kemess South mine. The Union’s bargaining committee will be unanimously recommending ratification of the tentative agreement to its membership. Voting on the agreement will take place over the next two weeks.

Ken Stowe, President and CEO, commented, "We are pleased that a tentative agreement has been reached following extensive discussions over the past several months and I would like to commend the two negotiating teams for their tireless efforts throughout this lengthy process."

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NORTHGATE MINERALS CORPORATION is a gold and copper mining company focused on operations and opportunities in the Americas and Australia. The Corporation's principal assets are the Kemess South mine in north-central British Columbia and the Young-Davidson property in northern Ontario. With the proposed acquisition of Perseverance Corporation Limited, the addition of two operating mines will create a leading multi-mine, mid-tier gold producer, with over 400,000 ounces of gold production in 2008. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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FORWARD-LOOKING STATEMENTS:

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management’s expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate’s expectations are disclosed under the heading "Risk and Uncertainties" in Northgate’s 2006 Annual Report and under the heading "Risk Factors" in Northgate’s 2006 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Ms. Keren R. Yun
Investor Relations
Tel: 416-216-2781     Email: ngx@northgateminerals.com     Website: www.northgateminerals.com